SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 28, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein are the Registrant's News Releases dated November 28, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

Date: November 28, 2012	James E. Sinclair
James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – November 28, 2012

Tanzanian Royalty Exploration announces the formation of a new company to explore the Kabanga Nickel, Cobalt and Platinum Group Metals belt

Tanzanian Royalty Exploration Corporation is pleased to announce the formation of a new company to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania.  The name of this company is Northwestern Basemetals Company Limited.  It will be owned 75% by Tanzanian Royalty Exploration Corporation, 15% by Stamico, the State Mining Corporation of Tanzania, and 10% by Beijing Songshanheli Mining Investment Co., a Beijing mining company.  Jinchuan Mining will not participate.

Mr. Sinclair, CEO of Tanzanian Royalty Exploration Corporation, will be CEO of the new company. He was in the past the Chairman of Kabanga Nickel now owned by Barrick Gold and its partner Xstrata Plc (Glencore International Plc).  Sinclair said, "My history goes way back on this belt. I was exploring it prior to Barrick’s purchase and have always had significant confidence in its ultimate development.

"Tanzania looks right across the Indian Ocean at the growing markets of India and China. Developments of the infrastructure in this area have been significant in the past year including roads and electricity. Historically nickel foundries are established to service their clients so that development in India and China can be expected.  If current trends continue, India and China will grow into membership of the three largest markets on the planet for these products. With our Chinese and Tanzanian partners I am delighted to again be spearheading this initiative."

Respectfully submitted,

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – November 28, 2012

Tanzanian Royalty Exploration Corporation has filed its Form 20-F annual report for the year ended August 31, 2012 with the U.S. Securities and Exchange Commission.  In addition to being available on the Company’s website (www.tanzanianroyalty.com), shareholders may, upon request, receive free of charge a hard copy of the Company’s complete audited financial statements.

Respectfully Submitted,

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.